UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Talbots, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

874161102

(CUSIP Number)

Robert F. Wall, Esq.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5699

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1. SECURITY AND ISSUER

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by The Talbots, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 1, 2011 (the “Initial Schedule 13D”) and Amendment No. 1 to the Initial Schedule 13D filed on December 6, 2011, on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following:

In connection with the consideration of a possible business combination transaction with respect to the Issuer, effective as of January 27, 2012, Sycamore Partners Management, L.L.C. (“Sycamore”) entered into a Confidentiality Agreement with the Issuer, pursuant to which the Issuer will make available to Sycamore and its representatives, certain confidential information regarding the business, operations, strategy and prospects of the Issuer (the “Confidential Information”).  The Confidentiality Agreement contains, among other things, standstill provisions that prohibit Sycamore from taking certain actions without the prior written consent of the Issuer or its Board of Directors, during the period (the “Standstill Period) beginning on January 27, 2012 and ending on the earlier of (i) January 27, 2013 (or such shorter period agreed to by the Issuer with a third party who is provided access to the Confidential Information); (ii) the date on which the Issuer enters into a definitive agreement with a third party to sell 50% or more of the Issuer’s consolidated assets or equity securities; (iii) the date on which the Issuer publicly announces the conclusion of its previously announced strategic review process without having entered into a definitive sale agreement; and (iv) the date on which certain bankruptcy events involving the Issuer occur.  Actions prohibited during the Standstill Period include Sycamore: (i) acquiring, agreeing to acquire or proposing to acquire any securities of the Issuer, rights to acquire any securities of the Issuer, any right to vote or direct the voting of any securities or assets of the Issuer; (ii) making, or participating in any solicitation of proxies or consents to vote, or seeking to advise or influence any person with respect to the voting of any securities of the Issuer; provided, however, that the this restriction shall be lifted ten days prior to the expiration of the applicable time period for stockholders to nominate directors for election at the Issuer’s 2012 annual stockholders meeting; (iii) forming, joining or participating in a “group” with respect to any voting securities of the Issuer; (iv) otherwise acting to seek to control, advise, change or influence the management, Board of Directors, governing instruments, policies or affairs of the Issuer; (v) making any public disclosure, or taking any action causing the Issuer to make any public disclosure, with respect to the matters set forth in the Confidentiality Agreement, other the filing of this Amendment No. 2 to the Initial Schedule 13D; (vi) disclosing any intention, plan or arrangement inconsistent with the foregoing; or (vii) having any discussions or entering into any arrangements with or advising, assisting or encouraging any other persons in connection with any of the foregoing.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following:

Effective as of January 27, 2012, Sycamore and the Issuer entered into the Confidentiality Agreement, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended by adding the following:

Exhibit 2	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and The Talbots, Inc.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2012

SYCAMORE PARTNERS, L.P.

	By:	Sycamore Partners GP, L.L.C.
its General Partner

	By:	Sycamore Partners MM, L.L.C.
its Managing Member

	By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS GP, L.L.C.

	By:	Sycamore Partners MM, L.L.C.
its Managing Member

	By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

SYCAMORE PARTNERS MM, L.L.C.

	By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

/s/ Stefan L. Kaluzny
STEFAN L. KALUZNY

ALLIGATOR INVESTORS, L.L.C.

	By:	Sycamore Partners, L.P.
its Managing Member

	By:	Sycamore Partners, GP, L.L.C.
its General Partner

	By:	Sycamore Partners MM, L.L.C.
its General Partner

	By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

PANTHER INVESTORS, L.L.C.

By:	Sycamore Partners, L.P.
its Managing Member

By:	Sycamore Partners GP, L.L.C.
its General Partner

By:	Sycamore Partners MM, L.L.C.
its General Partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny
Managing Member

EXHIBIT INDEX

Exhibit	Description
2	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and The Talbots, Inc.